SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. _)*

Outbrain Inc.
__________________________________________________________________________________
(Name of Issuer)

Common stock, par value $0.001 per share
__________________________________________________________________________________
(Title of Class of Securities)

69002R103
________________________________________________________________________________
(CUSIP Number)

December 31, 2021
____________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69002R103	13G	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
Viola Ventures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,345,789

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
6,345,789

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,345,789

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.4% (1)

12	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)
The percentage of class is based on 55,507,975 shares of the Issuer’s common stock issued and outstanding as of November 1, 2021, as disclosed in  the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 12, 2021.

CUSIP No. 69002R103	13G	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
Viola Ventures GP 3 Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,345,789

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,345,789

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,345,789

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.4% (1)

12	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)
The percentage of class is based on 55,507,975 shares of the Issuer’s common stock issued and outstanding as of November 1, 2021, as disclosed in  the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 12, 2021.

CUSIP No. 69002R103	13G	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
Shlomo Dovrat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,345,789

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,345,789

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,345,789

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.4% (1)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
The percentage of class is based on 55,507,975 shares of the Issuer’s common stock issued and outstanding as of November 1, 2021, as disclosed in  the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 12, 2021.

CUSIP No. 69002R103	13G	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
Harel Beit-On

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,345,789

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,345,789

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,345,789

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.4% (1)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
The percentage of class is based on 55,507,975 shares of the Issuer’s common stock issued and outstanding as of November 1, 2021, as disclosed in  the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 12, 2021.

CUSIP No. 69002R103	13G	Page 6 of 11 Pages
1	NAMES OF REPORTING PERSONS
Avi Zeevi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,345,789

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,345,789

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,345,789

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.4% (1)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
The percentage of class is based on 55,507,975 shares of the Issuer’s common stock issued and outstanding as of November 1, 2021, as disclosed in  the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 12, 2021.

Item 1(a).      Name of Issuer:

The name of the issuer is Outbrain Inc. (the “Issuer”).

________________________________________________________________________________

Item 1(b).      Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 111 West 19th Street, New York, NY 10011.

________________________________________________________________________________

Item 2(a).      Name of Person Filing:

The following entities and individuals, listed in (i)-(v) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”, and the three individuals whose names appear in (iii)-(v) below, collectively, as the “Reporting Individuals”:

(i)	Viola Ventures III, L.P. (“Viola III L.P.”)
(ii)	Viola Ventures GP 3 Ltd. (“Viola GP 3”)
(iii)	Shlomo Dovrat
(iv)	Harel Beit-On
(v)	Avi Zeevi

Viola III L.P. directly holds the securities of the Issuer that are reported in this Statement. Viola GP 3 serves as the sole general partner for Viola III LP. The Reporting Individuals serve as directors of Viola GP 3 and, therefore, possess ultimate voting and investment authority with respect to the securities of the Issuer beneficially owned by the Reporting Persons.

________________________________________________________________________________

Item 2(b).      Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is c/o Viola Ventures, Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya 4672530, Israel.

________________________________________________________________________________

Item 2(c).      Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Viola III L.P.— Cayman Islands
(ii)	Viola GP 3— Israel
(iii)	Each Reporting Individual— Israel

 ________________________________________________________________________________

Item 2(d).      Title of Class of Securities:

This Statement relates to the common stock, par value $0.001 per share, of the Issuer (“common stock”).

________________________________________________________________________________

Item 2(e).      CUSIP Number:

The CUSIP number of the common stock is 69002R103.

________________________________________________________________________________

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________ Not applicable.
________________________________________________________________________________

Item 4.          Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Viola III L.P.

(a)	Amount beneficially owned: 6,345,789 (1)
(b)	Percent of class*: 11.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 6,345,789 (1)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 6,345,789 (1)
(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Viola GP 3

(a)	Amount beneficially owned: 6,345,789 (1)
(b)	Percent of class*: 11.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 6,345,789 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 6,345,789 (1)

III.	Each Reporting Individual

(a)	Amount beneficially owned: 6,345,789 (1)
(b)	Percent of class*: 11.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 6,345,789 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 6,345,789 (1)

*      All percentage ownership information reflected in this Statement is based on 55,507,975 shares of the Issuer’s common stock issued and outstanding as of November 1, 2021, as disclosed in  the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 12, 2021.

(1)   See the cover page for the applicable Reporting Person, which is incorporated by reference herein, for the explanation as to the basis for the beneficial ownership of the common stock by the Reporting Person.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the shares of common stock reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

________________________________________________________________________________

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

________________________________________________________________________________

Item 6.           Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

________________________________________________________________________________

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

________________________________________________________________________________

Item 8.           Identification and Classification of Members of the Group.

Not applicable.

________________________________________________________________________________

Item 9.           Notice of Dissolution of Group.

Not applicable.

________________________________________________________________________________

Item 10.         Certifications.

Not applicable.

________________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIOLA VENTURES III, L.P.

By: Viola Ventures GP 3 Ltd., its sole General Partner

By: /s/ Shlomo Dovrat
Name: Shlomo Dovrat
Title: Director

By: /s/ Itzik Avidor
Name: Itzik Avidor
Title: Director

VIOLA VENTURES GP 3 LTD.

By: /s/ Shlomo Dovrat
Name: Shlomo Dovrat

By: /s/ Itzik Avidor
Name: Itzik Avidor

/s/ Shlomo Dovrat
SHLOMO DOVRAT

/s/ Harel Beit-On
HAREL BEIT-ON

/s/ Avi Zeevi
AVI ZEEVI

Dated: February 14, 2022

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)